UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year end December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-49733

A.	Savings and Profit Sharing Plan for Employees of First Interstate
BancSystem, Inc. (Full title of the plan)

Same as below (Address of the plan, if different from that of the issuer named below)

B.	First Interstate BancSystem, Inc. (Name of issuer of the securities held pursuant to the plan)

401 North 31st Street, P.O. Box 30918, Billings, Montana 59116-0918 (Address of issuer’s principal executive office)

INDEPENDENT AUDITORS’ REPORT
FINANCIAL STATEMENTS
Net Assets Available for Benefits
Changes in Net Assets Available for Benefits
Notes to Financial Statements
SUPPLEMENTARY INFORMATION
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EX-23.1 Consent of Eide Bailly LLP
EX-99.1 Certification Pursuant to Section 906

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
FIRST INTERSTATE BANCSYSTEM, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS
Net Assets Available for Benefits	2
Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8

SUPPLEMENTARY INFORMATION
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9

INDEPENDENT AUDITORS’ REPORT

Executive Committee of the
Savings and Profit Sharing Plan
for Employees of First Interstate BancSystem, Inc.
Billings, Montana

We have audited the accompanying statement of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Eide Bailly LLP

Billings, Montana
June 12, 2003

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS
Investments, at fair value
Registered investment companies	$38,307,592	$39,757,565
Employer securities	22,677,720	20,849,097
Participant loans	184,961	113,250

	61,170,273	60,719,912

Receivables
Employer’s contributions	—	18,399
Accrued investment income	93,208	11,621

	93,208	30,020

NET ASSETS AVAILABLE FOR BENEFITS	$61,263,481	$60,749,932

See notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

Additions to net assets attributed to:
Investment income
Net depreciation in fair value of investments	$(3,947,125)
Dividends	634,836
Interest	12,441

(3,299,848)

Contributions
Employer’s	3,463,995
Participants’	3,473,113
Rollovers	113,548

7,050,656

Total additions	3,750,808
Deductions from net assets attributed to:
Benefits paid to participants	3,237,259

Net increase	513,549
Net assets available for benefits
Beginning of year	60,749,932

End of year	$61,263,481

See notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 — DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

Description of Plan

The following description of the First Interstate BancSystem, Inc. (Company) Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan covering all employees of the Company’s member banks who are classified as regular-status scheduled to work 20 hours or more per week, or if not classified as regular status have completed 1,000 hours of service in no more than twelve consecutive months. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Elective and Matching Contributions. Each year, participants may elect to contribute pre-tax annual compensation, as defined in the Plan. Such elective contributions are limited to the annual limitation defined in Internal Revenue Code Section 402(g)(1), which was $11,000 for 2002. Participants aged 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a matching contribution of 125 percent of the first four percent of annual compensation that a participant contributes to the Plan.

Discretionary Contributions. At its discretion, the Company may make a quarterly profit sharing contribution. The Plan also allows for an Applicable Minimum Employer contribution and a Specified Minimum Employer contribution as determined by the Company’s board of directors by appropriate resolution on or before the last day of the Company’s tax year.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of the Company contributions and Plan earnings. Allocations of participant earnings are based on account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting. Participants are immediately vested in their contributions and any rollover contributions plus allocated earnings thereon. Vesting in the Company’s matching and profit sharing contribution portions of their accounts and earnings thereon is contingent upon the participant’s date of hire. Employees that were hired before January 1, 2000 and participating in the plan before January 1, 2001 are 100 percent vested in the Company’s matching and profit sharing contributions. Employees that were hired as regular-status working 20 hours or more per week during the fiscal year 2000 and became participants in fiscal year 2001 are also 100 percent vested in the Company’s matching and profit sharing contributions. Employees hired in fiscal year 2001 or later are subject to a vesting schedule based on years of service. These participants are 100 percent vested in the Company’s matching and profit sharing contributions after three years of credited service.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Participant loans. Loans are limited to the lesser of (a) 50 percent of the participant’s vested account balance or (b) $50,000, reduced by the excess, if any, of (i) the participant’s highest outstanding loan balance during the previous year, over (ii) the participant’s outstanding loan balance on the date the loan is made. Loan terms shall not exceed the earlier of (a) 15 years if the loan is for the purchase of a principal residence of the borrower or (b) five years for all other loans. The loans are secured by the balance in the participant’s account and bear a rate of interest which is commensurate with the interest rates being charged at the time such loan is made under similar circumstances by financial institutions in the community in which the Company’s principal office is then located. Interest rates on the participant loans outstanding at December 31, 2002 ranged from 5.75 percent to 10.5 percent. Principal and interest is paid ratably through biweekly payroll deductions.

Investment Options. Upon enrollment in the Plan, a participant may direct contributions in a variety of registered investment companies. The most common options are as follows:

Spartan Money Market Fund - Funds are invested in securities whose interest is exempt from state and local income taxes.

Accessor Growth Fund - Funds are invested in equity securities with greater than average growth characteristics.

Accessor Balanced Allocation - The Funds are divided between equity funds and fixed-income funds.

Accessor Aggressive Growth Allocation - Funds are invested in the domestic and international equity markets.

Accessor Growth & Income - Funds are invested in equity funds with regard to weight, with a smaller amount of its assets in fixed-income funds.

A participant may not contribute to, but may direct transfers from any investment into, the following investment option:

First Interstate BancSystem, Inc. Stock - Funds are invested in First Interstate BancSystem, Inc. stock (Company Stock). A participant’s investment in Company Stock is limited to 50 percent of the participant’s account balance, as defined.

As of December 31, 2002 and 2001, plan assets invested in Company Stock were 37 percent and 34 percent of net assets available for benefits, respectively.

Payment of Benefits. After termination of service due to death, disability, or retirement, a participant with an account balance of more than $5,000 may, on any distribution date following termination, elect to receive either a lump sum distribution of his/her vested account balance or installment payments (annually, quarterly, or monthly) over a specified period of time, not exceeding ten years. Any participant account balance with less than $5,000 is distributed in a lump sum. For termination of service due to other reasons, a participant may receive the value of the vested interest in his/her account as a lump sum distributions. A participant may elect to receive a hardship distribution, without termination of employment, if he/she qualifies under the hardship withdrawal rules.

(continued on next page)

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Member Banks. Members of the Plan include First Interstate BancSystem, Inc. and the following subsidiaries:

First Interstate Bank Montana First Interstate Bank Wyoming Commerce Financial, Inc. FIB Capital Trust i_Tech Corporation

Forfeited Accounts. At December 31, 2002 and 2001, forfeited non-vested accounts totaled $2,073 and $14,509, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2002, $105,342 was used to reduce current employer contributions.

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies are valued at quoted market prices. Company Stock is valued based on an independent appraisal prepared by Alex Sheshunoff & Co. Investment Banking. The appraised fair market value of a share of Company Stock was $45 and $42 at September 30, 2002 and 2001, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Income Tax Status

The Plan obtained its latest determination letter dated January 9, 1998, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter and has been submitted to the IRS for a new determination letter. In the opinion of the Plan Administrator, the Plan and its underlying trust have been operated within the terms of the Plan and should remain qualified under applicable provisions of the IRC.

(continued on next page)

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 2 — INVESTMENTS

The following presents the individual investments (all participant-directed) that represent 5 percent or more of the Plan assets available for benefits:

	2002		2001

	Number		Number
	of units	Fair Value	of units	Fair Value

Registered investment companies, fair value as determined by quoted market price:
Accessor Funds
Growth Allocation	627,346	$6,769,067	659,054	$8,567,708
Balanced Allocation	466,882	5,780,002	402,860	5,579,605
Aggressive Growth Allocation	433,473	4,347,739	442,935	5,572,119
Growth & Income Allocation	345,445	4,096,977	383,962	5,241,078
SEI S&P 500 Index Class E	0	—	105,478	3,736,029
Spartan Money Market Fund	3,468,164	3,468,164	3,241,427	3,241,427
Employer securities, fair value as determined by appraisal:
First Interstate BancSystem, Inc.
Stock	503,949	22,677,720	496,407	20,849,097

		$47,139,669		$52,787,063

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,305,023 as follows:

Investments at fair value as determined by quoted market price:
Registered investment companies	$(5,407,954)
Investments at fair value as determined by appraisal:
Employer securities	1,460,829

$(3,947,125)

NOTE 3 — ADMINISTRATIVE EXPENSES

Fidelity Investments Institutional Brokerage Group holds the Plan’s assets and Rocky Mountain Employee Benefits, Inc. performs the recordkeeping for the Plan, exclusive of Company Stock and participant loans. The Company pays the administrative fees related to these services performed for the Plan.

(continued on next page)

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 4 — PLAN TERMINATION

Although the Company has not expressed any intent to do so, they have the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5 — RELATED PARTY TRANSACTIONS

The Company performs the recordkeeping for the Plan’s Company Stock and participant loans. Fees were paid from the participant accounts for the processing of loans and distributions totaling $9,206 for the year ended December 31, 2002. These fees are considered customary and reasonable for such services.

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is a trustee of certain Plan assets and, therefore, these transactions qualify as party-in-interest.

NOTE 6 — PLAN AMENDMENTS

On March 28, 2002 the Board of Directors of First Interstate BancSystem, Inc. resolved to change the Plan year end from December 31, to December 30 for administrative purposes. This change was then rescinded by a subsequent amendment signed on December 23, 2002. The Plan will retain a December 31 year-end.

Also on March 28, 2002 the Plan was amended to include a discretionary “Applicable Minimum Employer Contribution” and a discretionary “Specified Minimum Employer Contribution.” These contributions generally would guarantee a minimum amount, determined each year by the Board of Directors, to those participants meeting certain eligibility criteria. This amendment is adopted on the condition that the Internal Revenue Service (IRS) does not determine, by ruling or determination letter, that these provisions would result in the Plan’s failure to be “qualified.” If the IRS does determine that this would disqualify the Plan, this amendment will either be modified or deemed void.

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
FIRST INTERSTATE BANCSYSTEM, INC.

SUPPLEMENTARY INFORMATION

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

EIN   81-0331430
PN    003

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment including	(d) Cost	(e) Current
	or similar party	maturity date, rate of interest, collat-		value
		eral, par or maturity value

*	First Interstate BancSystem, Inc.	Employer securities	N/A	$22,677,720
	Accessor Funds	Growth Allocation, Mutual Fund, 627,346sh	N/A	6,769,067
	Accessor Funds	Balanced Allocation, Mutual Fund, 466,882sh	N/A	5,780,002
	Accessor Funds	Aggressive Growth Allocation, Mutual Fund, 433,474sh	N/A	4,347,739
	Accessor Funds	Growth and Income Allocation, Mutual Fund, 345,445sh	N/A	4,096,977
*	Fidelity Investments	Spartan Money Market, 1.17%	N/A	3,468,164
*	Fidelity Group	Spartan US Equity Index, Mutual Fund, 90,036sh	N/A	2,804,617
	Harbor Funds	International, Mutual Fund, 76,255sh	N/A	2,048,213
	Federated Investors	GNMA Institutional, Mutual Fund, 111,344sh	N/A	1,289,366
	Accessor Funds	Growth Fund, Mutual Fund, 68,122sh	N/A	1,166,936
	Vanguard Group	Intermediate Term Treasury, Mutual Fund, 80,619sh	N/A	950,496
	Accessor Funds	Small to Mid Cap, Mutual Fund, 64,255sh	N/A	939,410
	Columbia Funds	Fixed Income, Mutual Fund, 66,993sh	N/A	905,745
	Accessor Funds	Value and Income, Mutual Fund, 59,840sh	N/A	815,020
	Managers Funds	Special Equity, Mutual Fund, 12,254sh	N/A	674,962
	Davis Funds	New York Venture, Mutual Fund, 29,395sh	N/A	615,539
*	Fidelity Advisor	Equity Growth, Mutual Fund, 14,909sh	N/A	523,161
	Franklin Templeton Investments	Small to Mid Cap, Mutual Fund, 20,693sh	N/A	454,219
	Accessor Funds	Income and Growth Allocation, Mutual Fund, 27,213sh	N/A	366,826
	Accessor Funds	Income Allocation, Mutual Fund, 18,579sh	N/A	282,211
	Participant loans	Interest ranging from 5.75 to 10.50%	-0-	184,961
*	Fidelity Investments	Cash reserves, 1.17%	N/A	8,922

				$61,170,273

* Party-in-interest to the Plan

See accompanying independent auditor’s report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

JUNE 25, 2003	/s/ ROBERT A. JONES

Date	Robert A. Jones
Plan Administrator
Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.

First Interstate BancSystem, Inc.

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Eide Bailly LLP, Independent Certified Public Accountants.

99.1	Certification of Annual Report on Form 11-K pursuant to Section 906 of the Sarbanes Oxley Act of 2002.